SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                        _________________

                         AMENDMENT NO. 2
                               TO
                          SCHEDULE 13G


     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         Selfcare, Inc.
    ------------------------------------------------------------
                        (Name of Issuer)


            Common Stock, Par Value $.001 Per Share
    ------------------------------------------------------------
                 (Title of Class of Securities)

                          81631R 10 7
    ------------------------------------------------------------
                        (CUSIP Number)



                           __________


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1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Ron Zwanziger
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
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3.   SEC USE ONLY
----------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United Kingdom
----------------------------------------------------------------


  NUMBER OF    5.   SOLE VOTING POWER           1,756,730
    SHARES
 BENEFICIALLY
OWNED BY EACH  -------------------------------------------------
  REPORTING
  PERSON WITH

               6.   SHARED VOTING POWER           390,000

               -------------------------------------------------

               7.   SOLE DISPOSITIVE POWER      1,756,730

               -------------------------------------------------

               8.   SHARED DISPOSITIVE POWER      390,000

               -------------------------------------------------


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                 2,146,730
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                         [x]

     Such number excludes (1) 12,633 shares held by trust for
     the benefit of the children of the reporting person, whose trustee is the reporting person's spouse, 279,500 shares held by trust for the benefit of the family of the
     reporting person, whose trustee is not the reporting
     person and (3) options to purchase 400,000 shares that are not exercisable within 60 days. The reporting person disclaims beneficial interest of these securities, and
     this report shall not be deemed an admission that the reporting person is the beneficial owner for purposes of
     Section 16 or for any other purpose.
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     13.3%

----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
               IN
----------------------------------------------------------------

Item 1(a).     Name of Issuer:

          Selfcare, Inc.
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Item 1(b).     Address of Issuer's Principal Executive Offices:

          200 Prospect Street, Waltham, Massachusetts 02453

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Item 2(a) Name of Person Filing:

          Ron Zwanziger
----------------------------------------------------------------

Item 2(b) Address of Principal Business Office or, if None,
Residence:

          c/o Selfcare, Inc. 200 Prospect Street, Waltham,
          Massachusetts 02453
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Item 2(c) Citizenship:

          United Kingdom

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Item 2(d) Title of Class of Securities:

          Common Stock, par value $.001 per share
----------------------------------------------------------------

Item 2(e) CUSIP Number:

          81631R 10 7
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Item 3.   If this statement is filed pursuant to Rules 13d-1(b),
          or 13d-2(b), check whether the person filing is a:

          Not applicable

Item 4.   Ownership.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount beneficially owned:

          2,146,730 (of which the reporting person has the right
          to acquire 1,076,167 shares)*
          ------------------------------------------------------

     (b)  Percent of class:

          13.3%
          ------------------------------------------------------

     (c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote    1,756,730
                                                      ---------

     (ii) Shared power to vote or to direct the vote    390,000
                                                        -------

     (iii) Sole power to dispose or to direct the disposition
           of 1,756,730
              ---------

     (iv) Shared power to dispose or to direct the disposition of
          390,000
          -------

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

* Excludes 12,633 shares held by trust for the benefit of the children of the reporting person, whose trustee is the reporting person's spouse; 279,500 shares held by trust for the benefit of the family of the reporting person whose trustee is not the reporting person; and options to acquire 400,000 shares of common stock not yet vested. The reporting person disclaims beneficial interest of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner for purposes of Section 16 or for any other purpose.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         February 12, 1999
                                         -----------------
                                              Date


                                         /s/ RON ZWANZIGER
                                         -----------------
                                              Signature


                                         Ron Zwanziger
                                         -----------------
                                              Name/Title